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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 6 )*




                       American Biogenetic Sciences, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, $.001 par value per share
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                   024611 10 5
                -------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2-95)

---------------------                                          -----------------
CUSIP NO. 024611 10 5                 13G                      PAGE 2 OF 5 PAGES
---------------------                                          -----------------



--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON\

              Alfred J. Roach
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                          3,618,750
                              --------------------------------------------------
                                 6       SHARED VOTING POWER
       NUMBER OF
         SHARES                              -0-
      BENEFICIALLY            --------------------------------------------------
        OWNED BY                 7       SOLE DISPOSITIVE POWER
          EACH
       REPORTING                         3,618,750
         PERSON               --------------------------------------------------
          WITH                   8       SHARED DISPOSITIVE POWER

                                             -0-
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,618,750
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                      [_]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              16.3%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1745 (2-95)

---------------------                                          -----------------
CUSIP NO. 024611 10 5                 13G                      PAGE 3 OF 5 PAGES
---------------------                                          -----------------


Item 1(a)   Name of Issuer:

            AMERICAN BIOGENETIC SCIENCES, INC.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            1375 Akron Street
            Copiague, New York 11726

Item 2(a)   Name of Person Filing:

            Alfred J. Roach

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            1375 Akron Street
            Copiague, NY 11726

Item 2(c)   Citizenship:

            United  States of America.

Item 2(d)   Title of Class of Securities:

            Common Stock, $.001 par value per share

Item 2(e)   CUSIP Number:

            024611 10 5

Item 3      Statements filed pursuant to Rule 13d-1(b) or 13d-2(b):

            Not Applicable

Item 4      Ownership of Securities:

            The following information is as at December 31, 1997:

            (a)  Amount Beneficially Owned:  3,618,750

            Consists of (i) 733,250 shares of Class A Common Stock; (ii) 1,725,500 shares of Class A Common Stock issuable upon conversion of the same number of shares of the Company's Class B Common Stock, $.001 par value ("Class B Common Stock"), each of which is convertible into

SEC 1745 (2-95)

---------------------                                          -----------------
CUSIP NO. 024611 10 5                 13G                      PAGE 4 OF 5 PAGES
---------------------                                          -----------------


            one share of Class A Common Stock; (iii) 1,160,000 shares of Class A Common Stock which are not outstanding but which are subject to issuance upon exercise of the portion of options which were exercisable on, or which become exercisable within sixty days of, December 31, 1997, granted to Mr. Roach under the Company's Stock Option Plan (the "Options"). Each share of Class B Common Stock is entitled to ten times the number of votes of each share of Class A Common Stock.

            (b)    Percent of Class: 16.3%

            Based on 19,341,617 shares of Class A Common Stock outstanding on December 31, 1997 and assuming conversion of all shares of Class B Common Stock beneficially owned by Mr. Roach and the exercise of the Options.

            (c)    Number of shares to which such person has:

                   (i)   sole power to vote or to direct the vote - 3,618,750
                   (ii)  shared power to vote or to direct the vote - 0
                   (iii) sole power to dispose or to direct the disposition of -
                         3,618,750
                   (iv)  shared power to dispose or to direct the disposition of
                         - 0

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            Not Applicable.

Item 8      Identification and Classification of Members of the Group:

            Not Applicable.



SEC 1745 (2-95)

---------------------                                          -----------------
CUSIP NO. 024611 10 5                 13G                      PAGE 5 OF 5 PAGES
---------------------                                          -----------------

Item 9      Notice of Dissolution of Group:

            Not Applicable.

Item 10     Certification:

            Not Applicable.


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 1998


                                                     /s/ Alfred J. Roach
                                                     ------------------------
                                                     Alfred J. Roach


SEC 1745 (2-95)